                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    SCHEDULE 13D
                                   (Rule 13d-101)

                   INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO 13D-1(a) AND AMENDMENTS THERETO
                             FILED PURSUANT TO 13D-2(a)
                                 (AMENDMENT NO. 18)*

                                  Premier Parks Inc.
--------------------------------------------------------------------------------
                                   (Name of Issuer)

                        Common Stock, par value $.05 per share
--------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                     740540-20-8
                    ----------------------------------------------
                                    (CUSIP Number)

          Mr. Robert J. Gellert              Jason K. Horowitz, Esq.
          Windcrest Partners                 Baer Marks & Upham LLP
          122 East 42nd Street               805 Third Avenue
          New York, New York 10168           New York, New York 10022
          (212) 599-3030                     (212) 702-5966

--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)


                                    April 1, 1998
--------------------------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                 (Page 1 of 6 Pages)

                                     SCHEDULE 13D

---------------------                                          -----------------
CUSIP No. 740540-20-8                                          Page 2 of 6 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     The reporting persons are listed on Appendix A (the "Stockholders")
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) / /
                                                                         (b) / /

--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS          N/A


--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                   / /

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION    See Appendix A


--------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER        See Appendix B

   NUMBER OF        ------------------------------------------------------------
    SHARES          8.   SHARED VOTING POWER      See Appendix B
 BENEFICIALLY
   OWNED BY         ------------------------------------------------------------
    EACH            9.   SOLE DISPOSITIVE POWER   See Appendix B
  REPORTING
 PERSON WITH        ------------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER See Appendix B

                    ------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                 See Appendix B

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     4.2%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON      See Appendix A

--------------------------------------------------------------------------------

---------------------                                          -----------------
CUSIP No. 740540-20-8                                          Page 3 of 6 Pages
---------------------                                          -----------------

     The statement on Schedule 13D, dated May 30, 1980, as amended, with respect to the shares of common stock, par value $0.05 per share (the "Common Stock") of Premier Parks Inc., a Delaware corporation, filed on behalf of the undersigned is hereby amended as follows:


ITEM 1    SECURITY AND ISSUER

     This Statement on Schedule 13D (the "Statement") relates to common stock, par value $.05 per share (the "Common Stock"), of Premier Parks Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 11501 Northeast Expressway, Oklahoma City, Oklahoma 63131.


ITEM 2    IDENTITY AND BACKGROUND

     This statement is filed by the thirty-four individuals, one partnership (the "Partnership"), one corporation ("Lexfor") and twelve trusts listed on Appendix A (collectively, the "Stockholders"), which sets forth the following information with respect to each Stockholder, the partners of the Partnership and the executive officers and directors of Lexfor: (i) name; (ii) residence or business address; (iii) present principal occupation, employment or business and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship or jurisdiction of organization.

     The circumstances of the transactions through which the Stockholders acquired their Shares are such that some or all of the Stockholders may be deemed to constitute a "group" with respect to the Shares under Section 13(d)(3) of the Act. Neither the filing of this statement nor any of its contents shall be deemed to constitute an admission that any Stockholder is a member of any such group, either for purposes of Section 13(d) of the Exchange Act or for any other purpose, and each Stockholder expressly disclaims membership in any such group. No Stockholder shall be responsible for the completeness or accuracy of any information contained in this statement with respect to any other Stockholder.

     None of the Stockholders, the partners of the Partnership or the executive officers or directors of Lexfor (a) has been convicted during the last five years in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     N/A

ITEM 4    Purpose of Transaction

     N/A

ITEM 5    Interest in Securities of the Issuer

     The following information is based on a total of 37,497,566 shares of Common Stock outstanding as of May 9, 1998 as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998. Share numbers have been adjusted to reflect the one-for-five reverse split of the Common Stock on May 30, 1996.

     (a) The Stockholders "beneficially own," as defined in Rule 13d-3 under the Securities Exchange Act of 1934, an aggregate of 1,591,332 shares of Common Stock, which constitutes 4.2% of the 37,492,566 shares outstanding. Appendix B to the statement sets forth information with respect to the number of shares and percentage of Common Stock beneficially owned by each Stockholder, which Appendix is incorporated herein by reference.

     (b) See Appendix B.

     (c) None of the Stockholders, the partners of the Partnership or the executive officers or directors of Lexfor have engaged in any transactions involving shares of Common Stock of the Company during the past 60 days.

     (d) See Appendix B.

---------------------                                          -----------------
CUSIP No. 740540-20-8                                          Page 4 of 6 Pages
---------------------                                          -----------------

     (e) On April 1, 1998, the Company sold 18,400,000 shares of Common Stock in a public offering. As a result of this transaction, each Stockholder who previously beneficially owned greater than five percent of the Common Stock of the Company ceased to be a beneficial owner of more than five percent of the Common Stock of the Company. Accordingly, this Amendment No. 18 is the final amendment to the Statement.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

No material change

ITEM 7.   MATERIAL TO  BE FILED AS EXHIBITS

     The following exhibits have been previously filed:

     9. Agreement dated May 30, 1980 among all the Stockholders with respect to filing this statement on behalf of all of them.

     10. Powers of Attorney given to Robert J. Gellert by each of the other Stockholders.

     11. Agreement dated June 11, 1981 among the Stockholders with respect to filing a statement on Schedule 13D and amendments thereto.

     12. Powers of attorney given to Robert J. Gellert by certain of the new Stockholders.

     13. Agreement dated November 9, 1981, among the Stockholders with respect to filing a statement on Schedule 13D and amendments thereto.

     14. Agreement dated December 2, 1982, among the Stockholders with respect to filing a statement on Schedule 13D and amendments thereto.

     15. Agreement dated June 8, 1984 among the Stockholders with respect to filing a statement on Schedule 13D and amendments thereto.

     16. Powers of attorney given to Robert J. Gellert by certain of the Stockholders.

     17. Agreement dated December 10, 1984 among the Stockholders with respect to filing a statement on Schedule 13D and amendments thereto.

     19. Agreement dated February ___, 1989 among the Stockholders with respect to filing a statement on Schedule 13D and amendments thereto.

     20. Powers of attorney given to Robert J. Gellert by certain of the Stockholders.

     22. Agreement dated April 4, 1989 among the Stockholders with respect to filing a statement on Schedule 13D and amendments thereto.

     26. Agreement dated April 26, 1989 among the Stockholders with respect to filing a statement on Schedule 13D and amendments thereto.

     30.  Power of Attorney given by Catherine A. Gellert to Robert J. Gellert.

     31. Agreement dated October 31, 1989 among the Stockholders with respect to filing a statement on Schedule 13D and amendments thereto.

     32. Agreement dated December 11, 1989 among the Stockholders with respect to filing a statement on Schedule 13D and amendments thereto.

     34. Agreement dated December 28, 1989 among the Stockholders with respect to filing a statement on Schedule 13D and amendments thereto.

     36. Agreement dated May 24, 1990 among the Stockholders with respect to filing a statement on Schedule 13D and amendments thereto.

---------------------                                          -----------------
CUSIP No. 740540-20-8                                          Page 5 of 6 Pages
---------------------                                          -----------------


     38.  Power of Attorney given by Anthony E. Gellert to Robert J. Gellert.

     39. Agreement dated February 6, 1991 among the Stockholders with respect to filing a statement on Schedule 13D and amendments thereto.

     51.  Power of Attorney given by Victoria E.M. Gellert to Robert J. Gellert.

     54.  Power of Attorney given by Alexandra Petschek to Robert J. Gellert.

---------------------                                          -----------------
CUSIP No. 740540-20-8                                          Page 6 of 6 Pages
---------------------                                          -----------------


                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 30, 1998

/s/ Robert J. Gellert                   /s/ Robert J. Gellert
--------------------------------        -----------------------------
Robert J. Gellert                       Robert J. Gellert
                                          as Trustee for Catherine Ross

/s/ Robert J. Gellert                   /s/ Robert J. Gellert
--------------------------------        -----------------------------
Robert J. Gellert, as Trustee under     Robert J. Gellert,  as Trustee for the
  Article VIII of the Will of             children of Michael E. Gellert
  Natalie Gellert


/s/ Peter J. Gellert
--------------------------------        WINDCREST PARTNERS
Peter J. Gellert, as Trustee for
  Michael E. Gellert
  Charitable Annuity Lead Trust         By: /s/ Robert J. Gellert,
  for Harvard University                   --------------------------
                                           Robert J. Gellert,
                                             as General Partner

/s/ Peter J. Gellert
--------------------------------        LEXFOR CORPORATION
Peter J. Gellert, as Trustee for The
  Second Michael E. Gellert             By: /s/ Robert J. Gellert
  Charitable Annuity Lead Trust            --------------------------
  for Harvard University                   Robert J. Gellert, President


/s/ Peter J. Gellert                    /s/ Robert J. Gellert
--------------------------------        -----------------------------
Peter J. Gellert,                       Robert J. Gellert, as attorney-in-fact
    as Trustee for Rodolfo Petschek          for each of the other Stockholders
                                             listed in Appendix A to the
                                             Schedule 13D, as amended(1) (other
                                             than Marion P. Smith, deceased)

/s/ Robert J. Gellert                   /s/ Peter J. Gellert
--------------------------------        -----------------------------
Robert J. Gellert,                      Peter J. Gellert,
   as Trustee for Rita Kafka                 as Executor of the Estate of Marion
                                             P. Smith

-----------------------

1    Powers of attorney for such persons have been filed with the Securities and
Exchange Commission as Exhibit 10 to the original statement on Schedule 13D,
Exhibit 12 to Amendment No. 1 to Schedule 13D, Exhibit 16 to Amendment No. 4 to
Schedule 13D, Exhibit 20 to Amendment No. 6 to Schedule 13D, Exhibit 30 to Amendment No. 9 to Schedule 13D, Exhibit 38 to Amendment No. 12 to Schedule 13D and Exhibit 54 to Amendment No. 15 to Schedule 13D and such powers are incorporated herein by reference.

                                      APPENDIX A

--------------------------------------------------------------------------------
                                                   NAME, PRINCIPAL BUSINESS AND
                                  PRINCIPAL        ADDRESS OF ANY CORPORATION OR
                                  OCCUPATION,      OTHER ORGANIZATION (IF ANY)
NAME OF RESIDENCE OR             EMPLOYMENT OR     IN WHICH SUCH EMPLOYMENT IS
  BUSINESS ADDRESS                 BUSINESS                 CONDUCTED
--------------------------------------------------------------------------------
1.   Robert J. Gellert             Executive      United Continental Corporation
     21 Kerry Lane                                (bookkeeping, taxes and other
     Chappaqua, NY 10415                          personal financial services)
                                                  122 East 42nd Street
                                                  New York, NY 10168
--------------------------------------------------------------------------------
2.   Harry E. Petschek             Consultant
     1314 Massachusetts Ave.
     Lexington, MA 02173-3809
--------------------------------------------------------------------------------
3.   Estate of Marion P. Smith     Executive      See No. 11
     (deceased)
     Peter J. Gellert, Executor
     122 East 42nd Street
     New York, NY 10168
--------------------------------------------------------------------------------
4.   Alfred E. Petschek          Vice President   United Continental Corporation
     Southlawn                                    (bookkeeping, taxes and other
     Birchall Drive                               personal financial services)
     Scarsdale, NY 10583                          122 East 42nd Street
                                                  New York, NY 10168
--------------------------------------------------------------------------------
5.   Elinor G. Barber            Education        Office of the Provost
     115 Central Park West                        Columbia University
     New York, NY 10023                           New York, NY 10027
--------------------------------------------------------------------------------
6.   Bridget G. Lyons            Teacher          Rutgers-State University
     30 West 60th Street                          New Brunswick, NJ
     New York, NY 10023
--------------------------------------------------------------------------------
7.   Donald N. Gellert           Lawyer           Otterbourg, Steindler, Houston
     110 Riverside Drive                          & Rosen
     New York, NY 10024                           230 Park Avenue
                                                  New York, NY 10169
--------------------------------------------------------------------------------
8.   Ina Schlesinger          Retired/Teacher               ---
     1385 York Avenue
     New York, NY 10021
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
9.   Eric Petscheck           Investor                      ---
     87 Talmadge Hill Rd.
     New Canaan, CT 06840
--------------------------------------------------------------------------------
10.  Ruth Stein               Housewife                     ---
     49 Sheldrake Road
     Scarsdale, NY 10583
--------------------------------------------------------------------------------
11.  Peter J. Gellert         Executive           United Continental Corporation
     1049 Park Avenue                             (bookkeeping, taxes and other
     New York, NY 10028                           personal financial services)
                                                  122 East 42nd Street
                                                  New York, NY 10168
--------------------------------------------------------------------------------
12.  Martin F. Gellert        Bio-Chemist         National Institute of Health
     4108 Dresden Street                          Dept. of Health and Human
     Kensington, MD 20895                         Services
                                                  Bethesda, MD 20014
--------------------------------------------------------------------------------
13.  Hubert J. Gellert        Real Estate         Continental Land Investments
     12831 Tracy Way                              Ltd.
     Anchorage, AK 99516                          715 L Street
                                                  Anchorage, AK 99501
--------------------------------------------------------------------------------
14.  Michael E. Gellert       General Partner     Windcrest Partners
     75 Round Hill Road                           122 East 42nd Street
     Greenwich, CT 06831                          New York, NY 10168
--------------------------------------------------------------------------------
15.  Albert G. Petschek       Retired/Consultant           ---
     122 Piedra Loop
     White Rock, NM 87544-3828
--------------------------------------------------------------------------------
16.  Max E. Gellert           Retired                      ---
     2301 Fairview Ave., East
     Seattle, WA 98102
--------------------------------------------------------------------------------
17.  Glenn P. Gellert         Real Estate         Continental Land Investments
     2221 Belmont Drive                           Ltd.
     Anchorage, AK 99517                          715 L Street
                                                  Anchorage, AK 99501
--------------------------------------------------------------------------------
18.  Tracy G. Dunn            Lawyer/Housewife              ---
     (Nee Gellert)
     1703 Laurence Court
     Anchorage, AK 99501
--------------------------------------------------------------------------------
19.  Midori G. Shaw           Lawyer              Stone Jenicek & Budzinski
     (Nee Gellert)                                733 N Street
     2110 Belmont Drive                           Anchorage, AK 99501
     Anchorage, AK 99517
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
20.  Dell I. Salza                 Housewife                ---
     513 Iana Street
     Kailua, HI 96734
--------------------------------------------------------------------------------
21.  Kim Petschek                  Housewife                ---
     16848 Northeast 143rd St.
     Woodinville, WA 98072
--------------------------------------------------------------------------------
22.  Tristram H. Smith             Psychologist   Department of Psychology
     210 North Van Buren Street                   Washington State University
     Moscow, ID 83843                             Pullman, WA 99164-4820
--------------------------------------------------------------------------------
23.  Lisa M. Smith                 Public                   ---
     50 West 67th Street           Relations/
     New York, NY 10023-6227       Self Employed
--------------------------------------------------------------------------------
24.  Rebecca Smith Waddell         Computer                 ---
     1074 Feylers Corner Road      Processor/
     Waldoboro, ME 04572-5710      Self
                                   Employed
--------------------------------------------------------------------------------
25.  Windcrest Partners            Investing                ---
     122 East 42nd Street
     New York, NY 10168
--------------------------------------------------------------------------------
26.  Peter J. Gellert              See no. 11               ---
     Trustee for Rodolfo Petschek
     122 East 42nd Street
     New York, NY 10168
--------------------------------------------------------------------------------
27.  Robert J. Gellert             See no. 1                ---
     Trustee for Rita Kafka
     122 East 42nd Street
     New York, NY 10168
--------------------------------------------------------------------------------
28.  Robert J. Gellert             See no. 1                ---
     Trustee for Catherine Ross
     122 East 42nd Street
     New York, NY 10168
--------------------------------------------------------------------------------
29.  Peter J. Gellert              See no. 11               ---
     Trustee for Heriberto
     Petschek
     122 East 42nd Street
     New York, NY 10168
--------------------------------------------------------------------------------
30.  Peter J. Gellert              See no. 11               ---
     Trustee for Egon Petschek
     122 East 42nd Street
     New York, NY 10168
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
31.  Robert J. Gellert             See no. 1                ---
     Trustee for the children of
     Michael E. Gellert
     122 East 42nd Street
     New York, NY 10168

--------------------------------------------------------------------------------
32.  Peter J. Gellert              See no. 11               ---
     Trustee for
     Michael E. Gellert
     Charitable Annuity Lead
     Trust for Harvard University
     122 East 42nd Street
     New York, NY 10168
--------------------------------------------------------------------------------
33.  Peter J. Gellert              See no. 11               ---
     Trustee for The Second
     Michael E. Gellert
     Charitable Annuity Lead
     Trust for Harvard University
     122 East 42nd Street
     New York, NY 10168
--------------------------------------------------------------------------------
34.  Robert J. Gellert             See no. 1                ---
     Trustee under Article VIII
     of the Will of
     Natalie S. Gellert
     FBO Max E. Gellert
     122 East 42nd Street
     New York, NY 10168
--------------------------------------------------------------------------------
35.  Philip E. Petschek            Teacher        Greater Lowell Regional Voc.
     5 Moore Street                               Tech. School District
     Chelmsford, MA 01824                         Pawtucket Blvd.
                                                  Tyngsboro, MA 01879
--------------------------------------------------------------------------------
36.  Marion C. S. Letvin           Doctor         Massachusetts General Hospital
     36 Brackett Road                             Boston, MA
     Newton, MA 02158
--------------------------------------------------------------------------------
37.  Peter J. Gellert              See no. 11               ---
     Trustee U/I 5/2/75
     FBO Vivien S. Reuter
     122 East 42nd Street
     New York, NY 10168
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
38.  Peter J. Gellert              See no. 11               ---
     Trustee U/I 1/2/81
     FBO Diana L. Stein
     122 East 42nd Street
     New York, NY 10168
--------------------------------------------------------------------------------
39.  Peter J. Gellert              See no. 11               ---
     Trustee U/I 11/30/82
     FBO Sylvia S. Phillips
     122 East 42nd Street
     New York, NY 10168
--------------------------------------------------------------------------------
40.  Jennifer R. Montgomery        Lawyer                   ---
     (Nee Ross)
     1840 Robin Whipple Way
     Belmont CA 94002
--------------------------------------------------------------------------------
41.  Barbara C. Ross               Doctor                   ---
     121 West Montgomery Street
     Baltimore, MD 21230
--------------------------------------------------------------------------------
42.  John M. Gellert               Shipping       SCF Corp.
     18, rue Barbett                              1370 Avenue of the Americas
     75003 Paris                                  New York, NY 10019
     France
--------------------------------------------------------------------------------
43.  Catherine A. Gellert          Student
     45 West 67th Street
     New York, NY 10023
--------------------------------------------------------------------------------
44.  Anthony E. Gellert            Investments    Kingdom Capital Management
     668 Greenwich Street                         Corp.
     New York, NY 10014                           152 West 57th Street
                                                  New York, NY 10019
--------------------------------------------------------------------------------
45.  Jennifer S. Petschek          Wine Merchant  Honig Vineyard and Cellars
     2081 Starkey Lane                            850 Rutherford Road
     Yountville, CA 94599                         P.O. Box 406
                                                  Rutherford CA 94573
--------------------------------------------------------------------------------
46.  Victoria E.M. Gellert             ---                  ---
     12175 Glacier Highway C-1
     Juneau, AK 99801
--------------------------------------------------------------------------------
47.  Alexandra Petschek            Publishing     Harry N. Abrams
     149 Church Street, Apt. 2E                   100 Fifth Avenue
     New York, NY 10007                           New York, NY 10011
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
48.  Lexfor Corporation            Investing                ---
     122 East 42nd Street
     New York, NY 10168
--------------------------------------------------------------------------------
49.  Executive Officers and        Investing                ---
     Directors of Lexfor
     Corporation:
--------------------------------------------------------------------------------
(a)  Robert J. Gellert             See no. 1                ---
     (President, Treasurer
      and a Director)
--------------------------------------------------------------------------------
(b)  David B. Spohn                Treasurer      United Continental Corporation
     Gellert                                      (bookkeeping, taxes and other
     5 Riverside Drive                            personal financial services)
     New York, NY 10023                           122 East 42nd Street
     (Vice President,                             New York, NY 10168-0127
     Secretary and a
     Director)
--------------------------------------------------------------------------------
(c)  William R. Peters           Vice President   United Continental Corporation
     49 Carnegie Drive                            (bookkeeping, taxes and other
     Smithtown, NY 11787                          personal financial services)
     (Vice President,                             122 East 42nd Street
     Assistant Secretary,                         New York, NY 10168-0127
     Assistant Treasurer
     and a Director)
--------------------------------------------------------------------------------

                                      APPENDIX B

     (1) The following table sets forth information with respect to the Common Stock beneficially owned by each Stockholder:

                                               Number of
                                                 Shares              Voting Power               Dispositive Power       Percent
                                              Beneficially    --------------------------    -------------------------  of Shares
Stockholder                                       Owned          Sole           Shared         Sole           Shared  Outstanding(1)
-----------                                       -----          ----           ------         ----           ------  -------------
Robert J. Gellert                                 2,514          2,514                         2,514                       **

Robert J. Gellert, as agent(2) for:
-Harry E. Petschek                                4,277                         4,277                         4,277        **

-Estate of Marion P. Smith
  (deceased)
  Peter J. Gellert, Executor                      1,382                         1,382                         1,382        **

-Alfred E. Petschek                               4,077                         4,077                         4,077        **

-Elinor G. Barber                                 2,187                         2,187                         2,187        **

-Bridget G. Lyons                                 2,185                         2,185                         2,185        **

-Donald N. Gellert                                2,185                         2,185                         2,185        **

-Peter J. Gellert, Trustee
  for Rodolfo Petschek                            9,686                         9,686                         9,686        **

-Ina Schlesinger                                  1,854                         1,854                         1,854        **

-Eric Petschek                                    3,466                         3,466                         3,466        **

-Ruth Stein                                       1,082                         1,082                         1,082        **

-Albert G. Petschek                                 116                           116                           116        **

-Dell I. Salza                                    1,480                         1,480                         1,480        **

-Kim Petschek                                     1,480                         1,480                         1,480        **

-Tristram H. Smith                                  200                           200                           200        **

-Lisa M. Smith                                      800                           800                           800        **

-Philip E. Petschek                                 600                           600                           600        **

-Marion C.S. Letvin                                 600                           600                           600        **

-Peter J. Gellert, Trustee
  for Vivien S. Reuter                              600                           600                           600        **

-Rebecca Smith                                      800                           800                           800        **

-Jennifer S. Petschek                                 8                             8                             8        **

-Alexandra Petschek                                   8                             8                             8        **

-Max Gellert                                         18                            18                            18        **

-Peter J. Gellert, Trustee
  for Heriberto Petschek                             30                            30                            30        **

-Peter J. Gellert, Trustee
  for Egon Petschek                                  30                            30                            30        **

-Peter J. Gellert, Trustee
  for Diana L. Stein                                600                           600                           600        **



                                                  B-1

                                               Number of
                                                 Shares              Voting Power               Dispositive Power       Percent
                                              Beneficially    --------------------------    -------------------------  of Shares
Stockholder                                       Owned          Sole           Shared         Sole           Shared  Outstanding(1)
-----------                                       -----          ----           ------         ----           ------  -------------

-Peter J. Gellert, Trustee
  for Sylvia S. Philips                             600                           600                           600        **

Robert J. Gellert, Trustee
  for the children of
  Michael E. Gellert                              4,169          4,169                         4,169                       **

Peter J. Gellert                                    274            274                           274                       **

Peter J. Gellert, as
  Agent(3) for:

-Martin F. Gellert                                2,167                         2,167                         2,167        **

-Robert J. Gellert, Trustee
  for Catherine Ross                              2,168                         2,168                         2,168        **

-Hubert J. Gellert                               27,629                        27,629                        27,629       0.1

-Glenn P. Gellert                                 1,320                         1,320                         1,320        **

-Tracy G. Dunn                                    1,320                         1,320                         1,320        **

-Midori G. Shaw                                   1,320                         1,320                         1,320        **

-Victoria E. M. Gellert                           1,320                         1,320                         1,320        **

Michael E. Gellert                              232,936        232,936                       232,936                      0.6

Robert J. Gellert, Trustee

U/I 12/30/47 FBO Rita Kafka                       1,854          1,854                         1,854                       **

Martin F. Gellert                                   400                           400                           400        **

Windcrest Partners(4)                         1,136,025                     1,136,025                     1,136,025       3.0

Anthony E. Gellert                                  400            400                           400                       **

Michael E. Gellert
  Charitable Annuity Lead
  Trust for Harvard University
  Peter J. Gellert, Trustee                         175            175                           175                       **

The Second Michael E. Gellert
  Charitable Annuity Lead
  Trust for Harvard University
  Peter J. Gellert, Trustee                         280            280                           280                       **

Robert J. Gellert, Trustee
  Under Article VIII of the
  will of Natalie S. Gellert
  FBO Max E. Gellert                              1,083          1,083                         1,083                       **

Jennifer A. Ross                                    560            560                           560                       **

Barbara C. Ross                                     560            560                           560                       **

John M. Gellert                                  36,507         36,507                        36,507                      0.1

Dell I. Salza                                       400            400                           400                       **

Bruce I. Petschek                                   400            400                           400                       **

Kim Petschek                                        400            400                           400                       **


                                             B-2

                                               Number of
                                                 Shares              Voting Power               Dispositive Power       Percent
                                              Beneficially    --------------------------    -------------------------  of Shares
Stockholder                                       Owned          Sole           Shared         Sole           Shared  Outstanding(1)
-----------                                       -----          ----           ------         ----           ------  -------------

Max E. Gellert                                   28,717         28,717                        28,717                      0.1

Lexfor Corporation                               65,000         65,000                        65,000                      0.2






(1) Based upon 37,497,566 shares outstanding as of May 9, 1998, as reported in the Corporation's Quarterly Report on Form 10-Q for the quarter ended
     March 31, 1998
(2) Each principal shares voting and dispositive power with Robert J. Gellert, agent and shareholder of record, with respect to the indicated number of shares.
(3) Each principal shares voting and dispositive power with Peter J. Gellert, agent and shareholder of record, with respect to the indicated number of shares.
(4) The principal, a New York limited partnership, shares voting and investment power with its general partners, Michael E. Gellert and Robert J. Gellert. The limited partners of Windcrest Partners disclaim beneficial ownership of these shares.
**   Less than 0.1%.

     (2) The following table sets forth information with respect to the total number of shares of Common Stock beneficially owned by each Stockholder with multiple entries under (1) above:

                                               Number of
                                                 Shares              Voting Power               Dispositive Power       Percent
                                              Beneficially    --------------------------    -------------------------  of Shares
Stockholder                                       Owned          Sole           Shared         Sole           Shared  Outstanding(1)
-----------                                       -----          ----           ------         ----           ------  -------------

Michael E. Gellert(2)                         1,368.961        232,936      1,136,025        232,936      1,136,025       3.7

Robert J. Gellert(3)                          1,253,164          9,620      1,243,544          9,620      1,243,544       3.3

Peter J. Gellert                                 50,901            729         50,172            729         50,172        **

Dell I. Salza                                     1,880            400          1,480            400          1,480        **

Kim Petschek                                      1,880            400          1,480            400          1,480        **

Max E. Gellert                                    1,101          1,083             18          1,083             18        **

Martin F. Gellert                                 2,567            400          2,167            400          2,167        **


_____________________

(1) Based upon 37,497,566 shares outstanding as of May 9, 1998, as reported in the Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.

(2) Includes 1,136,025 shares of Common Stock beneficially held by Windcrest Partners, of which Mr. Gellert is a general partner.

(3) Includes 1,136,025 shares of Common Stock beneficially held by Windcrest Partners, of which Mr. Gellert is a general partner, and shares of Common Stock as to which Mr. Gellert acts as agent or trustee as specified in this Appendix C. Also includes 65,000 shares beneficially owned by Lexfor Corporation, of which Mr. Gellert is President and a director, and as to which Mr. Gellert disclaims beneficial ownership.

**   Less than 0.1%.

     (3) The following table sets forth information with respect to the total number of shares of Common Stock beneficially owned by each Stockholder whose beneficial ownership was reduced from in excess of five percent to below five percent of the shares outstanding:

                             Total Number of Shares         Percent of Shares
Stockholder                   Beneficially Owned               Outstanding*
-----------                   ------------------               ------------

Michael E. Gellert                 1,368,961                       3.7
Robert J. Gellert                  1,253,164                       3.3
Windcrest Partners                 1,136,025                       3.0

_____________________

* Based upon 37,497,566 shares outstanding as of May 9, 1998, as reported in the Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.